Exhibit 99.1

SITC 2016

NATIONAL HARBOR, MD
NOVEMBER 9-13, 2016
An APC activator (IMP321 or LAG-3Ig) combined
with anti-PD-1 blockade
Frédéric Triebel, M.D., PhD. , Prima Biomed Ltd
sitc
Society for Immunotherapy of Cancer
#SITC2016

SITC 2016	sitc Society for Immunotherapy of Cancer

Three groups of patients responding to anti-PD-1 (IFN-y signature)
A- Inflamed responders – respond to anti-PD-1
B- Inflamed non-responders (some infiltrates in the tumor margins but no response)
C- Non inflamed. “Cold tumor” with no response
Optimal checkpoint combos will target groups B and C and help them:
Promote cross presentation of tumor antigens
Induce T cell recruitment into tumor microenvironment
ADVANCING CANCER IMMUNOTHERAPY WORLDWIDE

SITC 2016
sitc
Society for Immunotherapy of Cancer
IMP321 induces a better Tc1 differentiation than sCD40L or TLR agonists
Human blood lymphocytes are analyzed in a 16 hr ex vivo assay
Intracellular staining of CD8 T cells
Only IMP321 induces IFN+ CD8 T cell responses
TLR agonists but not IMP321 induce IL-10 production which suppresses Tc1 differentiation
% of CD8+ cells
2.50 2.00 1.50 1.00 0.50 0.00
medium
IMP321 TLR1-2 TLR3 TLR4 TLR5 TLR6 TLR7-8 TLR9
medium IMP321 L243 I3 sCD40L
TLR1-2 TLR3 TLR4 TLR5 TLR6 TLR7-8 TLR9
IL-2+IFN+TNF+ IL-2+IFN+ IL-2+TNF+ IFN+TNF+ IL-2+ TNF+ IFN+
Donor 1 Door 2 ADVANCING CANCER IMMUNOTHERAPY WORLDWIDE

SITC 2016
sitc
Society for Immunotherapy of Cancer
In vitro and in vivo preclinical data supporting the combination
CMV-stimulated PBMCs from 10 healthy donors after 48hrs

	7
	6
IFN-y secretion (fold increase)	5
	4
	3
	2
	1
	0
IMP321 (ng/ml)	0	30	30	0
Anti-PD-1 (ng/ml)	30	0	30	1000

Anti-PD-1 (10 mg/kg) + mLAG-3Ig (1 mg/kg) In a subcutaneous CT26wt colon cancer model Vehicle PD-1 mab Mlag-3lg
Combo Mean of tumor volume (mm3)
2000 1800 1600 1400 1200 1000 800 600 400 200 0 0 5 10 15 20 25
Days after tumor cell implantation ADVANCING CANCER IMMUNOTHERAPY WORLDWIDE

SITC 2016 sitc
Society for Immunotherapy of Cancer
TACTI-mel: Two ACTive Immunotherapeutics in melanoma
Phase I study in immuno-immuno combination in unresectable or metastatic melanoma in Australia up to 24 patients, 3 cohorts, max. 8 patients each
IMP321 + anti-PD-1 (Keytruda)
Multicenter, open label, dose escalation
Safety and tolerability
First patient in May 2016
Design
Phase I, multi-centre, open-label, dose escalation
Primary Objective
Safety, tolerability and recommended dose finding for phase II with pembrolizumab + IMP321 in unresectable or metastic melanoma
Other Objectives
Pharmakokinetic and pharmakodynamic of IMP321, objective response rate, time to next treatment, progress-free survival
Patient Population
Patients with asymptomatic or suboptimal response after three cycles of pembrolizumab
Treatment
Up to 24 patients
3 cohorts: 1/6/30 mg IMP321; s.c. q2w + pembrolizumab;
starting with the 5th cycle of pembrolizumab
Status report
6 clinical sites are approved and all are activated
Dose escalation decision of the interim data of the first cohort is expected at the end of this year
Australia
ADVANCING CANCER IMMUNOTHERAPY WORLDWIDE